1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of July 2008
This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of Jul. 2008.
1)The changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares: None

		Number of shares	Number of
		held as of June	shares held as of
Title	Name	30, 2008	July 31, 2008	Changes
Chairman	Morris Chang	116,637,208	117,225,268	588,060
Vice Chairman	F. C. Tseng	36,102,589	36,234,509	131,920
Director	National Development Fund, Exeutive Yuan	1,637,228,303	1,645,482,861	8,254,558
Director	Stan Shih	1,465,534	1,472,922	7,388
Director, President & CEO	Rick Tsai	31,261,025	34,018,636	2,757,611
Senior Vice President	Kenneth Kin	5,950,912	7,580,915	1,630,003
Senior Vice President	Stephen T. Tso	13,962,599	15,614,895	1,652,296
Senior Vice President	C.C. Wei	7,640,114	9,081,433	1,441,319
Senior Vice President	Mark Liu	12,081,439	13,552,351	1,470,912
Vice President	M. C. Tzeng	7,012,682	7,923,038	910,356
Vice President & General Counsel	Richard Thurston	3,060,833	4,128,215	1,067,382
Vice President & Chief Financial Officer	Loro Ho	5,451,674	6,404,160	952,486
Vice President	P.H. Chang	3,775,456	4,734,391	958,935
Vice President	Jason C.S. Chen	1,527,270	2,484,970	957,700
Vice President	Fu-Chieh Hsu	1,180,874	2,079,727	898,853
Vice President	Wei-Jen Lo	1,975,378	3,000,337	1,024,959
Vice President	Yuan-Chen Sun	4,664,698	5,643,216	978,518
Vice President	Y.P. Chin	6,154,537	6,985,076	830,539
Vice President	N.S. Tsai	1,969,556	2,629,088	659,532
Senior Director	L.C. Tu	8,652,786	9,229,080	576,294
Senior Director	Jan Kees van Vliet	1,623,356	2,151,223	527,867
2) The pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares: None
3) The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$2,022,914,600
4) The disposition of assets: None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 25, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer